LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.
Consolidated Financial Statements
December 31, 2004 and 2003
INDEX	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-23

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the two years then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 15 to the consolidated financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern. Our report to the shareholders dated March 8, 2005 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
March 8, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has incurred significant operating losses over the past three fiscal years. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

As discussed in note 15(a)(viii) to the financial statements for US GAAP reconciliation purposes, the Company adopted FASB Interpretation 123R, Share-Based Payment and, accordingly, began expensing stock options granted to officers, directors, consultants and employees using the fair value method. This change was accounted for on a prospective basis for US GAAP.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
March 8, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Balance Sheets
December 31
(Canadian Dollars)

	2004	2003
		(note 3(e))
Assets
Current
Marketable securities (note 5)	$383	$17,374
Accounts receivable	1,203,471	179,133
Prepaids and security deposits	102,899	85,041

	1,306,753	281,548
Equipment and Software Development (note 7)	904,747	238,655
Due from Related Party (note 11)	371,347	140,832

Total Assets	$2,582,847	$661,035

Liabilities
Current
Bank indebtedness	$20,717	$3,300
Accounts payable and accrued liabilities	1,361,239	405,608
Other obligations (note 8)	516,008	0
Obligation under capital lease (note 9)	19,904	12,127
Due to related parties (note 11)	8,525	7,981

	1,926,393	429,016
Obligation Under Capital Lease (note 9)	23,190	27,565

	1,949,583	456,581

Stockholders’ Equity
Capital Stock (note 10)	17,299,101	14,345,780
Subscription Received (note 10(b))	750,000	0
Contributed Surplus (note 10(f))	2,451,298	379,297
Deficit	(19,867,135)	(14,520,623)

	633,264	204,454

Total Liabilities and Stockholders’ Equity	$2,582,847	$661,035

Commitments (note 14)

“Bedo H. Kalpakian”
        ..................................................................... Director
Bedo H. Kalpakian

“Neil Spellman”
        ..................................................................... Director
Neil Spellman

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Operations and Deficit
Years Ended December 31
(Canadian Dollars)

	2004	2003	2002
		(note 3(e))	(note 3(e))
Interest Income	$3,046	$1,997	$9,776
Revenue	1,980,918	1,380,427	375,608

	1,983,964	1,382,424	385,384

Expenses
Salaries and benefits	2,292,755	1,344,223	894,661
Advertising and promotion	1,236,938	771,813	346,736
Consulting and professional fees	991,950	227,138	125,764
Rent	289,269	255,702	112,886
Management fees	180,000	180,000	180,000
Travel, meals and entertainment	172,233	163,834	184,581
Office	126,891	83,323	92,573
Legal, accounting and audit	78,661	133,947	188,293
Telephone	24,863	27,704	25,484
License fee	13,033	26,755	41,250
Regulatory and transfer agent fees	10,357	6,891	12,270
Shareholder communication	9,424	11,150	5,641
Technical consulting	2,600	59,701	272,698
Recovery on software development	0	0	(200,000)
Bank charges, interest and foreign exchange	(17,840)	34,278	26,644
Amortization	168,108	71,677	67,188

	5,579,242	3,398,136	2,376,669

Loss Before Other Items	(3,595,278)	(2,015,712)	(1,991,285)

Other Items
Gain (loss) on disposal of property
and equipment	0	435	(39,575)
Recovery for loans receivable	0	0	156,470
Write-down of software	0	0	(166,023)
Gain on settlement of debt	0	0	200,000
Interest income on debt settlement	0	0	15,000
Write-down of investments	(39,301)	0	0
Gain (loss) on sale of investments	(42,011)	6,502	0
Settlement of lawsuit	(240,400)	0	0
Purchase of net revenue sharing (note 12)	(1,429,522)	0	0

	(1,751,234)	6,937	165,872

Net Loss for Year	(5,346,512)	(2,008,775)	(1,825,413)

Deficit, as previously reported	(14,223,548)	(12,428,797)	(10,686,435)
Adjustment for Change in Accounting Policy (note 3(e))	(297,075)	(83,051)	0

Deficit, Beginning of Year, as restated	(14,520,623)	(12,511,848)	(10,686,435)

Deficit, End of Year	$(19,867,135)	$(14,520,623)	$(12,511,848)

Net Loss Per Share	$(0.10)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares	58,428,307	42,579,518	34,176,428

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
Years Ended December 31
(Canadian Dollars)

	2004	2003	2002
Operating Activities
Net loss	$(5,346,512)	$(2,008,775)	$(1,825,413)
Items not involving cash
Amortization	168,108	71,677	67,188
Capitalization of deferred amortization
on software development	11,977	0	0
Stock-based compensation	2,323,004	528,457	83,051
Gain (loss) on sale of investments	42,011	(6,502)	0
Write-down of investments	39,301	0	0
License fee from settlement	240,400	0	0
Gain (loss) on disposal of property
and equipment	0	(435)	39,575
Recovery of loans receivable	0	0	(156,470)
Write-down of software	0	0	166,023
Gain on settlement of debt	0	0	(200,000)

Operating Cash Flow	(2,521,711)	(1,415,578)	(1,826,046)

Changes in Non-Cash Working Capital
Accounts receivable	(1,024,338)	(85,282)	(66,119)
Prepaids and security deposits	(17,858)	(80,446)	60,105
Due from related party	(230,515)	(140,832)	26,180
Accounts payable and accrued liabilities	955,631	77,518	115,134
Due to related parties	544	(94,138)	88,532

	(316,536)	(323,180)	223,832

Cash Used in Operating Activities	(2,838,247)	(1,738,758)	(1,602,214)

Financing Activities
Common shares issued, net of issue costs	2,702,318	1,769,781	1,542,400
Subscriptions received	750,000	0	0
Other obligations	275,608	0	0
Repayment of capital lease	(14,282)	(8,403)	0

Cash Provided by Financing Activities	3,713,644	1,761,378	1,542,400

Investing Activities
Proceeds on sale of marketable securities	173,839	30,864	0
Purchase of marketable securities	(238,160)	(34,553)	0
Proceeds on disposal of property
and equipment	0	1,650	1,353
Purchase of equipment	(168,514)	(43,175)	(41,517)
Additions to software development	(659,979)	0	0

Cash Used in Investing Activities	(892,814)	(45,214)	(40,164)

Outflow of Cash	(17,417)	(22,594)	(99,978)
Cash and Term Deposits (Bank
Indebtedness), Beginning of Year	(3,300)	19,294	119,272

Cash and Term Deposits (Bank
Indebtedness), End of Year	$(20,717)	$(3,300)	$19,294

Supplementary Information
Interest paid	$34,545	$21,496	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern” basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties. During 2003, the Company decided to write-down its remaining mineral property to $0 (note 6) as it was no longer pursuing this activity.

The Company and its wholly-owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”) are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”), which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, and has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming license to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding online gaming has not yet been tested by Canadian legal authorities; therefore, the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com. Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties. Action operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by Action represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING-CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going- concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the “going-concern” assumption used in preparing these financial statements.

If the “going-concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. As described in note 15, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc. and its wholly-owned subsidiaries Action Poker Gaming Inc. and Action Commerce Limited. The Company’s other subsidiaries Touchdown Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were dissolved in 2003. All intercompany balances and transactions have been eliminated.

(b) Mineral properties

Mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

(c) Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Amortization

Amortization of property and equipment is calculated on a straight-line basis at the following annual rates:

Software and development costs	- 5 years
Computer equipment	- 30%

Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rated based upon future revenue projection, whichever creates the greatest amortization expense.

(e) Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $297,075.

(f) Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licenses and contracts as the services are rendered, when collectibility is assured and no future obligation exists. Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee. When a player joins a game, they are charged rake revenue; this amount is non-refundable, therefore the Company recognizes rake revenue as well as rake rate based license fees revenue at the time a player joins a game. In addition, the Company charges fees to its licensees for administration.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(g) Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(i) Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in loss per share for 2004, 2003 and 2002 as the effect would be anti-dilutive.

(j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4. FINANCIAL INSTRUMENTS

(a) Fair value

The carrying values of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c) Credit risk

The Company is exposed to credit risk with respect to its accounts receivable; however, risk on accounts receivable is minimal as receivables are from major Internet payment processors.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

4. FINANCIAL INSTRUMENTS (Continued)

(d) Translation risk

The Company remeasures the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e) Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5. MARKETABLE SECURITIES

	2004	2003
Marketable securities (market value — $520; 2003 — $23,856)	$383	$17,374

6. MINERAL PROPERTIES

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA. During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1. During 2003, the Company wrote down the mineral property to $0.

7. EQUIPMENT AND SOFTWARE DEVELOPMENT

	2004
		Accumulated
	Cost	Amortization	Net

Software and development costs	$840,880	$174,538	$666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$299,394	$904,747

	2003
		Accumulated
	Cost	Amortization	Net

Software and development costs	$180,901	$72,360	$108,541
Computer equipment	130,970	40,034	90,936
Computer equipment under capital lease	46,092	6,914	39,178

	$357,963	$119,308	$238,655

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

7. EQUIPMENT AND SOFTWARE DEVELOPMENT (Continued)

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games. The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001. As a result, the development of the software was halted. During 2001, the Company wrote down the software by $156,724 and, during 2002 the Company wrote off the remaining $166,023. The Company commenced legal action against the software developer seeking repayment of a promissory note due to the Company for $25,000 plus interest. Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944. On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out-of-court settlement and, as a result, these lawsuits were dismissed by consent.

During 2001, the Company commenced developing its own multi-player interactive card games software. The amount of $180,901 has been capitalized under software and development costs. Amortization commenced in 2002 as the software was commercially released during the year. During 2004, an additional $659,979 was capitalized as software development costs.

8. OTHER OBLIGATIONS

Other obligations are comprised of the following:

	2004	2003
Loan from International Interactive Ventures (“Interactive”)	$275,608	$0
License fee from settlement	240,400	0

	$516,008	$0

The loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan is repaid. As of December 31, 2004, US $20,709 of the US $250,000 has been repaid.

In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.

The license fee from settlement of US $200,000 (see note 16(a)) is the maximum amount of a series of royalty payments that are payable as follows:

(a)	four equal instalments of US $25,000 until November 2, 2005 of which one instalment payment has already been made;

(b)	quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and

(c)	a single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above-mentioned US $5,000,000 (note 8(b)) has been reached.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

9. OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

	2004	2003
2005	$27,056	$19,389
2006	23,947	19,389
2007	2,556	16,279

Total minimum lease payments	53,559	55,057
Less: Amount representing interest and executory costs	10,465	15,365

Present value of net minimum lease payments	43,094	39,692
Less: Current portion	19,904	12,127

Obligation under capital lease	$23,190	$27,565

10. CAPITAL STOCK

(a) Authorized

100,000,000 5,000,000	Common shares without par value Preferred shares (none issued)

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2001	24,754,420	$10,801,388
Exercise of warrants for cash	1,311,066	199,800
Reclassification of contributed surplus on
exercise of options	0	56,819
Private placements
Net proceeds	12,038,000	1,342,600

Balance, December 31, 2002	38,103,486	12,400,607
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed surplus on
exercise of options	0	175,392
Private placements
Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	14,345,780
Exercise of stock options for cash	2,375,408	424,318
Reclassification of contributed surplus on
exercise of options	0	251,003
Private placements
Net proceeds	15,450,000	2,278,000

Balance, December 31, 2004	69,858,678	$17,299,101

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(b) Issued (Continued)

The Company has entered into non-brokered private placements dated December 13, 2004 to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months up to January 7, 2007.

As of December 31, 2004, the Company received subscriptions of $750,000 for 3,700,000 units of the 5,000,000 units mentioned above that had not yet been issued. As of January 7, 2005, all 5,000,000 units were issued.

(c)	During 2004, the Company closed private placements with a related company for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

The Company also closed brokered and non-brokered private placements dated October 25, 2004 with various investors and two directors for a total of 11,450,000 units at $0.10 per unit consisting of one common share and one-half of one warrant for net proceeds of $1,053,000. A 10% cash commission of $92,000 and 920,000 broker warrants were issued to the agent in relation to the brokered private placement. Each whole warrant is exercisable at $0.20 per common share for a period of 24 months.

During 2003, the Company closed non-brokered private placements with a related company, certain directors of the Company and individuals for a total of 11,999,970 common shares at prices ranging from $0.10 to $0.15 per share, for net proceeds of $1,569,996.

During 2002, the Company closed non-brokered private placements with certain directors of the Company and individuals for a total number of 12,038,000 units of the Company’s securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,342,600. Of the units issued, 1,688,000 units consisted of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and an exercise price of $0.70 per common share in the second year.

During 2002, the Company issued 1,311,066 common shares of the Company to certain directors of the Company and certain individuals as a result of the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(d) Warrants

At December 31, 2004 and 2003, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2004	2003
January 9, 2004 (expired)	$0.35 or $0.70	0	955,000
February 8, 2004 (expired)	$0.35 or $0.70	0	733,000
October 31, 2006	$0.20	4,600,000	0
October 31, 2006	$0.10	920,000	0
November 8, 2006	$0.20	1,125,000	0

Total warrants outstanding		6,645,000	1,688,000

(e) Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange (“TSX”).

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees, management company employees and consultants who can contribute to the success of the Company. The 2002 Plan has received TSX approval. In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares. The 2003 Plan has received TSX approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) which replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans. The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.

The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2004, 2003 and 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(e) Stock options (Continued)

	Number	Exercise
	of Shares	Price
Balance, December 31, 2002	3,610,349	$0.10 to $0.36
Year ended December 31, 2003
Options granted	2,920,349	$0.11 to $0.22
Options cancelled	(516,178)	$0.10 to $0.36
Options exercised	(1,929,814)	$0.10 to $0.36
Options expired	(1,146,357)	$0.10 to $0.11

Balance, December 31, 2003	2,938,349	$0.11 to $0.36
Year ended December 31, 2004
Options granted	13,310,000	$0.12 to $0.21
Options cancelled	(381,250)	$0.18 to $0.19
Options exercised	(2,375,408)	$0.11 to $0.22
Options expired	(2,326,099)	$0.11 to $0.36

Balance, December 31, 2004	11,165,592	$0.12 to $0.20

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(e) Stock options (Continued)

At December 31, 2004 and 2003, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2004	2003
August 5, 2004	$0.36	0	25,000
September 25, 2004	$0.11	0	993,000
October 10, 2004	$0.11	0	25,000
October 28, 2004	$0.22	0	1,870,349
February 4, 2005	$0.19	565,000	0
February 4, 2006	$0.19	361,842	0
March 23, 2006	$0.15	25,000	25,000
June 9, 2006	$0.18	246,250	0
June 23, 2006	$0.13	50,000	0
July 7, 2006	$0.16	50,000	0
July 8, 2006	$0.18	37,500	0
July 18, 2006	$0.18	50,000	0
September 15, 2006	$0.18	70,000	0
October 28, 2006	$0.12	500,000	0
November 3, 2006	$0.16	5,200,000	0
March 12, 2007	$0.18	120,000	0
March 12, 2007	$0.18	880,000	0
April 28, 2007	$0.12	1,960,000	0
May 2, 2007	$0.16	900,000	0
May 18, 2007	$0.17	50,000	0
May 22, 2007	$0.17	50,000	0
June 1, 2007	$0.20	50,000	0

Total stock options outstanding		11,165,592	2,938,349

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(f) Stock option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted. Accordingly, compensation expense of $1,489,526 (2003 — $357,152; 2002 — $83,051) was recognized as salaries expense, and $833,478 (2003 — $171,305; 2002 — $0) was recognized as consulting expense in 2004. These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2004	2003
Expected life (years)	1	1
Interest rate	3.00%	3.00%
Volatility	145.97%	188.13%
Dividend yield	0.00%	0.00%

11. RELATED PARTY TRANSACTIONS

(a)	During 2002, the Company received a payment of $200,000 from Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (“Bronx”), a company related by common management, directors and officers. This payment represented Bronx’s sole contribution towards the software development costs for three online card games (“the three card games software”). The Company and Bronx have equal ownership of the three card games software. The Company’s Antiguan subsidiary is the operator of the gaming software and is responsible for the marketing of all the online card games. The Company’s Antiguan subsidiary receives 60% of all revenues generated from the operations of the gaming software and Bronx receives the remaining 40%.

(b) Due from related party

	2004	2003
Bronx Ventures Inc.	$371,347	$140,832

(c) Due to related parties

	2004	2003
Directors	$8,525	$7,981

The Company shares office premises and office expenses with Bronx. Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses. Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

Loans to and from Bronx bear interest at Bank of Montreal prime plus 1% and are payable on demand.

Amounts payable to directors are for expenses incurred on behalf of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

11. RELATED PARTY TRANSACTIONS (Continued)

(d) Related party transactions during the year comprised:

(i)	interest paid to directors in the amount of $2,419 (2003 - $3,433; 2002 — $842);

(ii)	management fees paid to a company related by common management and directors in the amount of $180,000 (2003 — $180,000; 2002 — $180,000);

(iii)	interest income received from Bronx for loans in the amount of $513 (2003 — $1,740; 2002 — $4,834);

(iv)	the Company entered into two private placement agreements with a related company to sell a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total proceeds of $1,225,000; and

(v)	two directors of the Company participated in the non-brokered private placement dated October 25, 2004, whereby they acquired a total of 300,000 units of the Company at $0.10 per unit (see note 10(c)).

(e) Due to related parties comprised:

(i)	rent received from Bronx for shared offices in the amount of $6,032 (2003 — $7,090; 2002 — $5,153);

(ii)	rent paid to Bronx for shared offices in the amount of $0 (2003 — $0; 2002 — $0);

(iii)	reimbursed Bronx for payroll and benefits in the amount of $185,450 (2003 — $155,796; 2002 — $142,351);

(iv)	reimbursed Bronx for other office expenses in the amount of $14,139 (2003 — $29,629; 2002 — $31,819); and

(v)	interest was charged for funds loaned to the Company by Bronx in the amount of $378 (2003 — $1,387; 2002 — $303).

12. PURCHASE OF NET REVENUE SHARING

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000 of which the portion received was included in the Company’s revenues.

During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000 of which US $327,620 remained outstanding at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid. The Company and Action have no further obligations whatsoever to Atlantis.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

13. INCOME TAXES

	2004	2003
Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$7,883,567	$7,041,796
Capital losses	979,548	905,088
Excess of unamortized capital cost over net book value of fixed assets	223,723	61,661
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	9,355,735	8,277,442
Tax rate - 38.00%	3,555,179	3,145,428
Valuation allowance	(3,555,179)	(3,145,428)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,548, which can be carried forward indefinitely.

The Company has available non-capital losses that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005	$158,221

2006	708,311

2007	1,108,651

2008	1,049,307

2009	1,578,410

2010	2,315,756

2014	964,911

$7,883,567

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

14. COMMITMENTS

(a)	Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i) Interactive gaming license

Annual license fee of US $10,000.

(ii)	Kahnawake server park rent

Monthly user fee of US $10,000.

(iii)	Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(b) Lease commitments

The Company has entered into an operating lease for office space expiring in 2006. The minimum rental commitments under the operating lease are as follows:

Amount
2005	$56,916

2006	$14,229

15. DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a) Recent US accounting pronouncements

(i)	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company’s financial position, results of operations or cash flows.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a) Recent US accounting pronouncements (Continued)

(ii)	On April 30, 2003, the FASB issued Statement No. 146, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(iii)	In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company’s adoption of SFAS No. 150 did not have any effect on its financial position, results of operations or cash flows.

(iv)	FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)	FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company’s financial statements.

(vi)	FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a) Recent US accounting pronouncements (Continued)

(vii)	FIN 46®, Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46®. Application of Interpretation 46 or Interpretation 46® is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46®. There is no impact on the Company’s financial statements.

(viii)	In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

(b)	The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)	Exploration costs are expensed as incurred. As a result, under US GAAP there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

(ii)	Marketable securities are recorded at fair market value. The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities available for sale are recorded as a separate item in the stockholders’ equity section as other comprehensive income. For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(iii)	Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) (Continued)

(iv)	Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation and, therefore, had to adopt the change retroactively. Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively. For US GAAP, the Company adopted the change for US GAAP, prospectively.

	2004	2003	2002
Net loss under Canadian GAAP	$(5,346,512)	$(2,008,775)	$(1,825,413)
Adopt fair value for stock-based compensation prospectively under US GAAP	0	214,024	83,051

Net loss under US GAAP	(5,346,512)	(1,794,751)	(1,742,362)
Unrealized gain on marketable securities	135	5,783	0

Other comprehensive loss under US GAAP	$(5,346,377)	$(1,788,968)	$(1,742,362)

(c) Effect on total assets

	2004	2003	2002
Total assets under Canadian GAAP	$2,582,847	$661,035	$345,200
Available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	135	5,783	0

Total assets under US GAAP	$2,582,982	$666,818	$345,200

(d) Effect on stockholders’ equity

	2004	2003	2002
Stockholders’ equity (deficiency) under Canadian GAAP	$633,264	$204,454	$(83,590)
Comprehensive income on available-for-sale securities recorded at cost for Canadian GAAP and at fair value for US GAAP purposes	135	5,783	0

Stockholders’ equity (deficiency) under US GAAP	$633,399	$210,237	$(83,590)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

16. SUBSEQUENT EVENTS

(a)	During the year, the Company was involved in a lawsuit for patent infringement. Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company has agreed to pay a series of royalty payments not to exceed the sum of US $200,000 of which US $25,000 has already been paid as of February 28, 2005. Accordingly, US $200,000 (Cdn $240,400) has been accrued as settlement expense in the statement of operations.

(b)	As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant of the Company (note 10(b)). Bronx may either increase or decrease its investment in the Company in the future.